EXHIBIT 99(A)

KPMG LLP

Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Accountants’ Report

The Board of Directors
American Honda Finance Corporation

Members of the Board:

We have examined management’s assertion about American Honda Finance Corporation’s (the Company) compliance with the minimum servicing standards set forth in the Mortgage Bankers Association of America Uniform Single Attestation Program for Mortgage Bankers, as they relate to the servicing of retail automobile loan contracts, as of and for the year ended March 31, 2006 included in the accompanying management’s assertion. The minimum servicing standards not considered by the Company to be applicable to the servicing of retail automobile loans include procedures 2, 3, and 4 of Section I – Custodial Bank Accounts, procedures 1, 2, 3, and 4 of Section III – Disbursements, and procedures 2, 3, and 4 of Section V – Mortgage Loan Accounting. Management is responsible for the Company’s compliance with the applicable minimum servicing standards. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, including examining, on a test basis, evidence about the Company’s compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the minimum servicing standards.

In our opinion, American Honda Finance Corporation has complied, in all material respects, with the aforementioned minimum servicing standards as of and for the year ended March 31, 2006.

This report is intended solely for the information and use of management and the board of directors, the Trustee, and the related beneficiaries and holders (as defined in the Agreement of Definitions Relating to the Trust and Servicing Agreement dated April 1, 1998).

/s/ KPMG LLP
June 9, 2006

HONDA FINANCIAL SERVICES

MANAGEMENT ASSERTION

As of and for the year ended March 31, 2006, American Honda Finance Corporation has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers.

The minimum servicing standards not considered applicable to the servicing of automobile loan contracts include procedures 2, 3 and 4 of section I – Custodial Bank Accounts, procedures 1, 2, 3 and 4 of section III – Disbursements, and procedures 2, 3 and 4 of section V – Mortgage Loan Accounting.

As of and for the same period, American Honda Finance Corporation had in effect a fidelity bond in the amount of $20,000,000 and errors and omissions policy in the amount of $1,000,000.

/s/ Y. Takahashi
Y. Takahashi President
/s/ Jon Nomura
Jon Nomura Director of Securitization
June 9, 2006